JONATHAN A. VAN HORN
(612) 492-6134
FAX (612) 340-8738
van.horn.jonathan@dorsey.com

February 7, 2005

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Celeste M. Murphy
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Goldcorp Inc.
Schedule 14D-9 filed on January 21, 2005
Amendment No. 1 to Schedule 14D-9 filed on January 26, 2005
Amendment No. 2 to Schedule 14D-9 filed on January 28, 2005
Amendment No. 3 to Schedule 14D-9 filed on February 1, 2005
Amendment No. 4 to Schedule 14D-9 filed on February 3, 2005
Amendment No. 5 to Schedule 14D-9 filed on February 4, 2005
(SEC File No. 005-52039)

Dear Ms. Murphy:

     On behalf of our client, Goldcorp Inc. (“Goldcorp” or the “Company”), we submitted a letter on February 4, 2005 (the “Goldcorp Response”) responding to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 28, 2005 (the “Comment Letter”). For your convenience, a copy of the Goldcorp Response is attached to this letter.

     The Goldcorp Response contained the following paragraph:

The Website was reported in a wire report issued by Reuters on January 28, 2005 and carried on the Yahoo! News website and in a January 28, 2005 report by Mineweb carried in the “Fast News” section of the www.mineweb.net website. We confirm that no officer or director of the Company prepared any press release, advertisement or other communication for the dissemination of any announcement with respect to the Website to Reuters or Mineweb or to any other media outlet.

     Since submitting the Goldcorp Response, the Company has become aware of information regarding the Website that requires it to reevaluate the accuracy of the second sentence of the paragraph reproduced above with respect to the involvement by the Company’s officers and directors in disseminating announcements concerning the Website.

Celeste M. Murphy
February 7, 2005

     After the Company has had an opportunity to review such information with respect to the involvement by any of the Company’s officers and directors in disseminating announcements concerning the Website, we will amend the Goldcorp Response appropriately, if necessary.

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     If you have any questions regarding this letter, please feel free to contact me at (612) 492-6134 or Gil Cornblum at (416) 367-7373.

Very truly yours,

Jonathan A. Van Horn

Enclosures

cc:	R. Gregory Laing (Goldcorp Inc.)
Gil Cornblum (Dorsey & Whitney LLP)
Thomas Swigert (Dorsey & Whitney LLP)
Michael Melanson (Fraser Milner Casgrain LLP)
John Sabine (Fraser Milner Casgrain LLP)